

MAIL STOP 4561

January 25, 2008

Glade M. Knight, Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, VA 23219

> **Re:** **Apple REIT Nine, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **File No. 333-147414**
> **Filed January 2, 2008**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Conflicts of Interest, page 8

1. We note your response to comment 5. Please confirm to us that in the event that your exit strategy was a listing that any internalization of the advisor would not result in a payment by the company to the sponsor of any consideration beyond the value of the Series B preferred shares.

2. We note the disclosure that the termination or expiration of the advisory agreement would trigger the conversion of Mr. Knight's Series B preferred

shares. Please revise to clarify if the trigger applies to both the termination by you, which would require board approval, and the termination by the advisor.

A merger or similar sale transaction of the Company or listing our Units . . . ., page 23

3. We note the additional risk factor here in response comment five. The additional risk factor does not clearly disclose the conflict that creates the preference towards listing over liquidation. Please revise to specify the advantages to the sponsor related to the conversion of the Series B preferred shares of listing or merging over liquidating.

Competition Between Us and Mr. Knight and Other Companies Organized by Mr. Knight, page 48

4. We note you response to comment 14 that it is impossible to predict when the other programs organized by Mr. Knight will seek a liquidity event. We note the disclosure in this document that there is an expectation that within seven years you would seek a liquidity event. Please revise to discuss the dates associated with the liquidity expectations of the other programs.

Compensation Discussion and Analysis, page 68

5. We note your response to comment 15 on pages 68 and 71. Please revise to clarify if the compensation to be paid to senior management discussed here is separate from the fees you will pay Apple Nine Advisors and Apple Suites Realty. If so, please revise to discuss any direct compensation arrangements with your officers and compare the services they will provide to you directly with the services they and other employees of the advisor will provide through the advisor and its affiliates.

Prior REITs, page 75

6. We note your response to comment 16. Please disclose the approximate value of the aggregate stock consideration issued in the Colonial Properties merger. Please provide similar disclosure in the footnote to Table IV.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Yolanda Crittendon at (202) 551-3472 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

                                                        Sincerely,

                                                        Michael McTiernan
                                                        Special Counsel

cc: Martin B. Richards, Esq. (via facsimile)